UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15045617

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2015
Washington DC
404

SEC FILE NUMBER
8- 067433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crutchfield Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5599 San Felipe Street, Suite 555
(No. and Street)

Houston, Texas (USA) 77056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric W. Roddiger 713-961-0496
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Calvetti Ferguson, P.C.
(Name – *if individual, state last, first, middle name*)

1201 Louisiana St., Ste 800, Houston, Texas 77002
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ti 2/26/15

2/27/15

OATH OR AFFIRMATION

I, Eric W. Roddiger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crutchfield Securities, L.L.C., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Eric W. Roddiger, FINOP
Title

Notary Public

LILIANA MORENO
My Commission Expires
March 8, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CalvettiFerguson
Advising beyond Accounting

CRUTCHFIELD SECURITIES, L.L.C.
(A TEXAS LIMITED LIABILITY COMPANY)

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM, FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17A-5

DECEMBER 31, 2014



Calvetti Ferguson

CRUTCHFIELD SECURITIES, L.L.C.
(A TEXAS LIMITED LIABILITY COMPANY)

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM, FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17A-5

DECEMBER 31, 2014

CONTENTS

CalvettiFerguson
Advising beyond Accounting

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

1201 Louisiana, Ste 800
Houston, TX 77002
Office: 713.957.2300
Fax: 713.895.9393
www.calvettiferguson.com

To the Members of
Crutchfield Securities, L.L.C.
(A Texas Limited Liability Company)

We have audited the accompanying statement of financial condition of Crutchfield Securities, L.L.C. (the Company) as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crutchfield Securities, L.L.C. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The schedule of net capital computation has been subjected to audit procedures performed in conjunction with the audit of Crutchfield Securities, L.L.C.'s financial statements. The schedule of net capital computation is the responsibility of Crutchfield Securities, L.L.C.'s management. Our audit procedures included determining whether the schedule of net capital computation reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the schedule of net capital computation. In forming our opinion on the schedule of net capital computation, we evaluated whether the schedule of net capital computation, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the schedule of net capital computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Calvetti Ferguson

Houston, Texas
February 17, 2014

CRUTCHFIELD SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current assets:	
Cash	$ 1,764,201
Accounts receivable	40,000
TOTAL ASSETS	$ 1,804,201

LIABILITIES AND MEMBERS' EQUITY

Members' equity	$ 1,804,201
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,804,201

The accompanying notes are an integral part of these financial statements.

CRUTCHFIELD SECURITIES, L.L.C.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenue	$ 1,793,000
Expenses:	
Rent and overhead	3,600
Professional fees	8,949
Consulting fees	375
Other expenses	3,962
Total expenses	16,886
NET INCOME	$ 1,776,114

The accompanying notes are an integral part of these financial statements.

CRUTCHFIELD SECURITIES, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance at January 1, 2014	$ 38,086
Net Income	1,776,114
Distribution to members	(9,999)
Balance at December 31, 2014	$ 1,804,201

The accompanying notes are an integral part of these financial statements.

CRUTCHFIELD SECURITIES, L.L.C.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net Income	$ 1,776,114
Changes in operating assets and liabilities:	
Accounts receivable	(40,000)
Net cash from operating activities	1,736,114
Cash flows from financing activities:	
Distribution to members	(9,999)
Net change in cash	1,726,115
Cash at beginning of year	38,086
Cash at end of year	$ 1,764,201
Supplemental disclosure of cash flow information:	
Cash paid for interest	$ -
Cash paid for state income tax	$ -

The accompanying notes are an integral part of these financial statements.

CRUTCHFIELD SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1. GENERAL INFORMATION

Description of Business

Crutchfield Securities, L.L.C. (the Company) was formed on June 14, 2006, as a Texas limited liability company and its members have limited personal liability for the obligations or debts of the entity. The Company is registered as a fully disclosed broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company assists corporate clients in arranging financings, mergers, acquisitions, and divestitures.

The Company does not underwrite securities or participate in the brokerage of publicly traded securities.

The Company is under common ownership with Crutchfield Financial, L.L.C. (Crutchfield Financial). In 2014, the Company generated net income of $1,776,114 and has cash of $1,764,201 in its bank account, which is sufficient to satisfy its obligations as they become due until at least January 1, 2016.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Accounting principles followed and the methods of applying those principles, which materially affect the determination of financial position, results of operations, and cash flows are summarized below:

Concentration of risks – The Company's cash is placed with highly–rated financial institutions, and the Company conducts ongoing evaluations of the credit worthiness of the financial institutions with which it does business. At certain times, deposits may exceed federally insured limits.

Revenue Recognition – The Company recognizes revenues from commissions/fees generated from facilitating the placement of equity and debt instruments, completion of mergers and acquisitions, and providing financial services for its clients. Revenues are recognized when earned.

Accounts Receivable – Receivables are recorded at outstanding principal when invoices are issued. The Company deemed receivables 100% collectible and as such makes no allowance for doubtful accounts.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES – continued

Income Taxes – The Company is not a taxpaying entity for Federal income tax purposes, and accordingly, it does not recognize any expense for such taxes. The Federal income tax liability resulting from the Company's activities is the responsibility of the Members. In the event of an examination of the Company's tax return, the tax liability of the Members could be changed if an adjustment of the Company's income or loss is ultimately sustained by the taxing authorities. The Company is subject to taxes in the state of Texas.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties. Management has reviewed the Company's tax positions and determined there were no uncertain tax positions requiring recognition in the financial statements. Generally, the applicable statutes of limitations are three to four years from their filings.

Recent Accounting Pronouncements – In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09 that introduces a new five-step revenue recognition model in which an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires disclosures sufficient to enable users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative disclosures about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. This standard is effective for fiscal years beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently evaluating the new guidance to determine the impact it will have on its financial statements.

Other recent accounting pronouncements issued by the FASB or other authoritative standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

3. RELATED PARTY TRANSACTIONS

Effective January 1, 2014, the Company entered into an office and administrative agreement with Crutchfield Financial. The term of the agreement is for one year and thereafter renewed automatically for successive one year terms unless terminated upon 30 day written notice by either party. The Company pays its share of rent and related overhead expenses, as defined in the agreement. During the year, the Company paid rent and related overhead expenses of $3,600.

4. NET CAPITAL REQUIREMENTS

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2014, the Company's net capital, as defined, of $1,764,201 exceeded the required minimum by $1,759,201 and the Company had no aggregate indebtedness.

5. SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2014. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2014.

6. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

7. SECURITIES INVESTOR PROTECTION CORPORATION

The Securities Investor Protection Corporation (SIPC) supplemental report specified by rule 17a-5(e)(4) has been submitted since the Company generated revenue over $500,000 during 2014.

8. MEMBERS' EQUITY

There are three Members in the Company. All profits losses and distributions are to be allocated to the Members in proportion to their respective percentage interests. Effective January 1, 2013, the percentage interests are at 35.0%, 32.5% and 32.5%.

During 2014, members received capital draws from the Company in the amount of $9,999. Each member received capital draws based on their respective membership interests.

9. CONCENTRATIONS

Major Customers – For the year ended December 31, 2014, the Company had revenues from two customers that accounted for 100% of total revenue and one customer that accounted for 100% of accounts receivable. The Company believes that due to the nature of its business (few but large transactions and insignificant expenses), this does not constitute a significant risk regarding its net capital requirement or otherwise.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 17, 2015, the date which the financial statements were available to be issued.

* * * *

SCHEDULE I
NET CAPITAL COMPUTATION
AS REQUIRED BY RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION FOR
CRUTCHFIELD SECURITIES, L.L.C.

December 31, 2014

Net capital requirement, the greater of:		
1/8 of Aggregate Indebtedness	$ -	
Minimum Dollar Requirement	$ 5,000	$ 5,000
Net capital		$1,764,201
Excess Net Capital		$1,759,201
Aggregate Indebtedness		$ -
Excess net capital @ 1,000%		
(Net capital, less 10% aggregate indebtedness)		$1,764,201
Ratio of aggregate indebtedness to net capital		- %
Ratio of subordinated indebtedness to debt/equity total		N/A

Total assets		$1,764,201
Less - total liabilities		-
Net worth		$1,764,201
Deductions from and/or charges to net worth		
Total non-allowable assets	-	
Other deductions or charges	-	
Total deductions from net worth		-
Net capital before haircuts on securities positions		$1,764,201
Haircuts on securities		
Certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stock and warrants	-	
Options	-	
Arbitrage	-	
Other securities	-	
Undue concentration	-	-
Net capital		$1,764,201

Calvetti Ferguson
Advising beyond Accounting

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

1201 Louisiana, Ste 800
Houston, TX 77002
Office: 713.957.2300
Fax: 713.895.9393
www.calvettiferguson.com

To the Members of
Crutchfield Securities, L.L.C.
(A Texas Limited Liability Company)

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Crutchfield Securities, L.L.C. identified the following provisions of 17 C.F.R. Rule 240.15c3-3: (k)(2)(i) (the "exemption provisions"), and (2) Crutchfield Securities, L.L.C. stated that Crutchfield Securities, L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Crutchfield Securities, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Crutchfield Securities, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material aspects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Calvetti Ferguson

Houston, Texas
February 17, 2015

Crutchfield Securities, L.L.C.

Member FINRA / SIPC
5599 San Felipe Street, Suite 555
Houston, Texas 77056
(713)961-0496

January 4, 2015

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: Crutchfield Securities, L.L.C. (SEC # 8-067433)
Exemption Report from Rule 15c3-3

To Whom it May Concern:

In accordance with requirements of the Securities and Exchange Commission, this report is being filed to notify the Commission that Crutchfield Securities, L.L.C. ("Crutchfield" or "the Firm") does not hold customer funds, and does not hold customer securities, and therefore claims exemption under (k)(2)(i) of SEA Rule 15c3-3.

This exemption has been asserted by the Firm since receiving Membership approval by the Financial and Regulatory Authority ("FINRA") on March 14, 2007. The Firm has continued to assert exemption from Rule 15c3-3(k)(2)(i) every year thereafter based on the fact that the Firm is approved by FINRA to solely transact business in private placements and investment banking transactions. Therefore, the Firm claims exemption from Rule 15c3-3(k)(2)(i) for the calendar year 2014, for the purposes of this audit report.

This statement is made to the best of my knowledge and belief as the Financial Operations Principal of the Firm.

Sincerely,

Eric W. Roddiger
FINOP

CalvettiFerguson

Advising beyond Accounting

1201 Louisiana, Ste 800
Houston, TX 77002
Office: 713.957.2300
Fax: 713.895.9393
www.calvettiferguson.com

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Members of
Crutchfield Securities, L.L.C.
(A Texas Limited Liability Company)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Crutchfield Securities, L.L.C. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences after rounding;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting there is no adjustments; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences after rounding.

We were not engaged to and so did not conduct an examination, the objective of which would be the expression of an opinion of compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Calvetti Ferguson

Houston, Texas
February 17, 2015

SIPC-
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2978*********************MIXED AADC 220
067433 FINRA DEC
CRUTCHFIELD SECURITIES LLC
5599 SAN FELIPE ST STE 555
HOUSTON TX 77056-2743

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,482

B. Less payment made with SIPC-6 filed (exclude interest) ______

______
Date Paid

C. Less prior overpayment applied ______

D. Assessment balance due or (overpayment) 4,482

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,482

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,482

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Crutchfield Securities, L.L.C.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 7th day of January, 20 14.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,793,000
2b. Additions:	
1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
2) Net loss from principal transactions in securities in trading accounts.	
3) Net loss from principal transactions in commodities in trading accounts.	
4) Interest and dividend expense deducted in determining item 2a.	
5) Net loss from management of or participation in the underwriting or distribution of securities.	
6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
2) Revenues from commodity transactions.	
3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,793,000
2e. General Assessment @ .0025	$ 4,482

(to page 1, line 2.A.)